

Mail Stop 3561

November 10, 2015

<u>Via E-mail</u>
Mr. Thomas M. Clay
Interim Chief Executive Officer
Golden Queen Mining Co. Ltd.
2300 - 1066 West Hastings Street
Vancouver, BC V6E 3X2
Canada

> **Re: Golden Queen Mining Co. Ltd.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **Form 10-Q for the Quarter Ended June 30, 2015**
> **Filed August 10, 2015**
> **File No. 000-21777**

Dear Mr. Clay:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filings, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Mine Development Commitments and Contractual Obligations, page 53

1. We note from the footnote to the table of contractual obligations that the amounts included therein are limited to the obligations of GQM LLC and exclude your other obligations as of December 31, 2014. Please confirm that you will include all of your contractual obligations in your table in future filings, or tell us your basis or rationale for excluding them.

Disclosure Controls and Procedures, page 67

2.   We note you disclose that your disclosure controls and procedures were effective "in assuring [your CEO and CFO] in a timely manner that material information required to be disclosed in this report has been properly recorded, processed, summarized and reported." Please note that the definition of disclosure controls and procedures in Rule 13a-15(e) of the Securities Exchange Act also includes both "controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and "controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please confirm to us that a) your disclosure controls and procedures were effective, pursuant to this definition, as of December 31, 2014 and b) you will expand your disclosure in future filings to either include this full definition or to state your effectiveness in relation to disclosure controls and procedures as required by this Item. Provide us with a sample of your proposed future disclosure.

Note 1 – Basis of Presentation and Ability to Continue as a Going Concern

3.   It appears that your parent company and intermediate holding companies are restricted from accessing the net assets of GQM LLC. Please expand your disclosure in future filings to further describe the nature and significant terms of these restrictions. Refer to Rule 4-08(e) of Regulation S-X. Please provide your proposed disclosure as part of your response.

4.   We also note you have not included condensed financial information for the parent company. Please tell us how you considered the guidance of Staff Accounting Bulletin Topic 6.K.2 and Rule 5-04 of Regulation S-X (pertaining to Schedule I) in your conclusion to exclude condensed financial information for the parent company. If applicable, please tell us how you computed your proportionate share of the restricted net assets of GQM LLC to your consolidated net assets in arriving at your conclusion and provide us with your computations as part of your response.

Form 10-Q for the Quarter Ended June 30, 2015
Evaluation of Disclosure Controls and Procedures, page 27

5.   We note you have concluded "other than as noted below" that your disclosure controls and procedures are effective. Please note that qualified conclusions are not appropriate; your disclosure controls and procedures are either effective or ineffective. Please confirm that in future filings you will either conclude your disclosure controls and procedures are ineffective or effective, without qualification. Provide us with your proposed future disclosure as part of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining